SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the quarter ended March 31, 2002


                AYOTTE MUSIC INC.                                000-30683
--------------------------------------------------         ---------------------
 (Translation of Registrant's name into English)               SEC File No.

      Suite 2200 - 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                Form 20-F     X            Form 40-F
                           -------                    --------

     [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                  Yes                        No     X
                       --------                  -------

              AYOTTE MUSIC INC.



              QUARTERLY FINANCIAL STATEMENTS
              (UNAUDITED)

              AS AT MARCH 31, 2002

              SCHEDULE A: FINANCIAL STATEMENTS
              1.       BALANCE SHEET                                3
              2.       STATEMENT OF DEFICIT                         4
              3.       STATEMENT OF CASH FLOW                       5
              4.       NOTES TO FINANCIAL STATEMENTS              6-8

              SCHEDULE B: SUPPLEMENTARY INFORMATION                 9
              SCHEDULE C: MANAGEMENT DISCUSSION                 10-12

AYOTTE MUSIC INC.
BALANCE SHEET
(Prepared by Management without Audit)

-------------------------------------------------------------------------------------
                                                      March 31,          February 28,
                                                        2002                 2001
-------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                          $     85,697         $    938,218
Accounts receivable                                      25,325              102,669
Inventories                                             -                    245,413
Prepaid expenses and deposits                           -                     31,208
-------------------------------------------------------------------------------------

                                                        111,022            1,317,508

LOAN RECEIVABLE                                         144,647              -

PROMISSORY NOTES RECEIVABLE                           1,250,000              -

EQUIPMENT AND LEASEHOLD IMPROVEMENTS                      1,499              201,140

PATENT                                                  -                      1,016
-------------------------------------------------------------------------------------

                                                   $  1,507,168         $  1,519,664
=====================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities           $    102,702         $    126,568
-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                         3,414,073            3,029,072

DEFICIT                                              (2,009,607)          (1,635,976)
-------------------------------------------------------------------------------------

                                                      1,404,466            1,393,096
-------------------------------------------------------------------------------------

                                                 $    1,507,168         $  1,519,664
=====================================================================================


APPROVED BY THE DIRECTORS:    MICHAEL FUGMAN     LOUIS EISMAN
                              --------------     ------------
                                 DIRECTOR           DIRECTOR


AYOTTE MUSIC INC.
STATEMENT OF DEFICIT                                                       Schedule A
(PREPARED BY MANAGEMENT WITHOUT AUDIT)
-------------------------------------------------------------------------------------
                                                    Three Month          Three Month
                                                   Period Ended         Period Ended
                                                     March 31,          February 28,
                                                        2002                 2001
-------------------------------------------------------------------------------------

SALES                                            $      -               $    419,671

COST OF GOODS SOLD                                      -                    135,208
-------------------------------------------------------------------------------------

GROSS MARGIN                                            -                    284,463
-------------------------------------------------------------------------------------

EXPENSES
Advertising and promotion                               -                      5,990
Amortization                                            -                      5,678
Bad debts                                               -                      1,466
Bank charges and interest                                 1,406               10,211
Computer and website costs                              -                      9,742
Legal and accounting                                     88,998               87,047
Management and consulting fees                           52,243               32,000
Public company expenses                                  11,985             (97,097)
Office                                                    7,291               26,181
Rent, insurance and utilities                           -                     95,277
Repairs and maintenance                                 -                      6,323
Salaries and employee benefits                          -                     42,021
Telephone and fax                                       -                      6,444
-------------------------------------------------------------------------------------

                                                        161,923              231,283
------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                          (161,923)              53,180

OTHER INCOME (EXPENSE)
Other expense                                            -                   (44,049)
Other income                                             16,825               12,953
Foreign exchange gain                                     1,447                7,282
Gain on sale of assets                                    4,741               -
-------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE PERIOD                       (138,910)              29,366

DEFICIT, beginning of period                         (1,870,697)          (1,665,342)
------------------------------------------------------------------------------------

DEFICIT, end of period                           $   (2,009,607)        $ (1,635,976)
====================================================================================

NET INCOME (LOSS) PER SHARE                               (0.01)               0.00
Weighted average number of shares outstanding        16,444,000           13,079,000

Note: Due to the fact that the Company recently completed a change in its fiscal year end from February 28 to December 31, interim financial statements for the 3-month period ended March 31, 2001 are not available and in its place the Company has presented information for the 3-month period ended February 28, 2001.


AYOTTE MUSIC INC.
STATEMENT OF CASH FLOW                                                                Schedule A
(Prepared by Management without Audit)

------------------------------------------------------------------------------------------------
                                                                 Three Month        Three Month
                                                                Period Ended        Period Ended
                                                                  March 31,         February 28,
                                                                    2002                2001
------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net income (loss) for the period                                $  (138,910)        $   29,366
-----------------------------------------------------------------------------------------------
                                                                   (138,910)            29,366
-----------------------------------------------------------------------------------------------


CHANGES IN NON-CASH OPERATING WORKING CAPITAL
   Accounts receivable                                               27,132             46,126
   Inventories                                                      233,321             (4,548)
   Prepaid expenses                                                  22,801             (6,328)
   Accounts payable                                                 (58,879)            16,481
-----------------------------------------------------------------------------------------------
                                                                    224,375             51,731
-----------------------------------------------------------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of equipment                                  118,510              5,678
   Investment in loan                                              (144,647)             -
   Investment in promissory notes                                  (650,000)             -
-----------------------------------------------------------------------------------------------
                                                                   (676,137)             5,678
-----------------------------------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common shares                                        245,000              9,335
-----------------------------------------------------------------------------------------------
                                                                    245,000              9,335
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (345,672)            96,110

CASH AND CASH EQUIVALENTS, beginning of period                      431,369            842,108
-----------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period                        $    85,697         $  938,218
===============================================================================================

AYOTTE MUSIC INC. NOTES TO THE FINANCIAL STATEMENTS THREE MONTH PERIOD ENDED MARCH 31, 2002 (Prepared by Management without Audit)
--------------------------------------------------------------------------------


These financial statements do not include all disclosures required under Canadian Generally Accepted Accounting Principles for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements for the ten-month period ended December 31, 2001."

1.   OPERATIONS

     Ayotte Music Inc. ("Ayotte" or the "Company") is a British Columbia corporation. Effective January 1, 2002, the Company disposed of all the assets through a sale to Shetland Enterprises Ltd.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Foreign Exchange

          Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the period-end. Revenues and expenses are translated at the exchange rate prevailing at the time of the transactions. Transaction gains or losses are reflected in operations.

     b)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

     c)   Earnings (Loss) Per Share

          Earnings (loss) per share are computed using the weighted average number of shares outstanding during the period.

     d)   Cash and Cash Equivalents

          Cash equivalents represent highly liquid investments readily convertible into cash having terms to maturity of three months or less when acquired.


3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


4.   RELATED PARTY TRANSACTIONS

     Consulting fees, management fees and expenses of $ 52,243 ($ 32,000) were paid to the President, the Secretary and bookkeeper during the period.

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MARCH 31, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


5.   EARNINGS (LOSS) PER SHARE

     The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings (loss) per share are not calculated, as the effect on earnings
     (loss) per share is anti-dilutive.

                                                        1st Quarter       1st Quarter
                                                           2002              2001
         ------------------------------------------------------------------------------

         Net income (loss) for the period             $    (138,910)     $       29,366

         Weighted average shares outstanding             16,444,000          13,079,000
         ------------------------------------------------------------------------------

         Earnings (loss) per share                    $       (0.01)     $         0.00
         ==============================================================================


6.   SUBSEQUENT EVENTS

     The following transactions occurred subsequent to the end of the reporting period:

     (a) On April 18, 2002, Ayotte Music Inc advised that it would be holding an Annual General and Special Meeting of Shareholders. The meeting date is June 21, 2002 and the location is to be Vancouver, BC. The Record date is May 14th, 2002.

     (b) On April 24, 2002, Ayotte Music Inc. announced that it has raised $720,040 through the issuance of 4,500,624 special warrants (the "Special Warrants") at a price of $0.16 per Special Warrant (the "Private Placement"). Subject to the approval of the TSX Venture Exchange, the proceeds of the Private Placement are intended to be advanced by Ayotte to Verb Exchange Inc. ("Verb") under an existing credit facility (the "Credit Facility"). To date $1,323,000 has been advanced by Ayotte to Verb under the Credit Facility. Any further funds advanced to Verb are to be used to further build Verb's sales and marketing initiatives.

          The intended advances by Ayotte to Verb are to be made against an agreed upon cash flow budget pending completion of the previously announced reverse takeover transaction between the two companies. Ayotte and Verb have convened meetings of their shareholders on June 21, 2002, in order to consider and approve the proposed reverse takeover transaction. In connection with the reverse takeover transaction with Verb, Ayotte will also be seeking the approval of its shareholders, among other things, to a consolidation of its share capital on a 5 for 1 basis.

          Each Special Warrant issued pursuant to the Private Placement entitles the holder thereof to acquire one common share of Ayotte and one share purchase warrant (the "Warrant"). Each Warrant is exercisable for a period of one year and entitles the holder thereof to acquire an additional common share of Ayotte at a price of $0.16 per share.

          Ayotte has agreed to file a prospectus to qualify the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received from applicable securities regulators within 120 days of closing of the Private Placement, the Special Warrants will be convertible to 1.1 common shares of Ayotte and 1.1 share purchase warrants.

AYOTTE MUSIC INC.
NOTES TO THE FINANCIAL STATEMENTS
THREE MONTH PERIOD ENDED MARCH 31, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


6.   SUBSEQUENT EVENTS ... CONTINUED

     (c) On May 21, 2002 Ayotte Music Inc. announced that it has entered into a Plan of Arrangement with Verb Exchange Inc. ("Verb") in connection with the previously announced reverse takeover transaction between the two companies. Ayotte and Verb have convened meetings of their shareholders on June 21, 2002 in order to consider and approve the proposed Plan of Arrangement.

          Pursuant to the Plan of Arrangement, Ayotte will consolidate its shares on a 5 for 1 basis and will issue an aggregate of 5,152,925 post-consolidation common shares to acquire all of the issued and outstanding common shares and special warrants of Verb. The number of shares issuable by Ayotte will be reduced in certain circumstances, including if Verb has in excess of US $200,000 in liabilities as at the closing date, other than liabilities relating to the transaction. The Plan of Arrangement also provides for the issuance of an aggregate of 1,387,000 share purchase warrants of Ayotte in exchange for existing warrants of Verb. The warrants are exercisable at various prices from CDN $0.80 to US $5.00, expiring on various dates prior to the end of 2003.

          Ayotte also announced that it has engaged Thomson Kernaghan & Co. Limited to act as lead agent in connection with a private placement of special warrants, for gross proceeds of approximately $2,000,000. The price of the special warrants will be determined in context of the market at the time that the placement is being offered for sale. It is contemplated that the special warrants to be issued will be exercisable, for no additional consideration, into one (1) post-consolidation share and one-half of one share purchase warrant, exercisable for a period of one year. The terms of the placement will be announced once finalized.

     (d) On May 27, 2002 the date of the meeting of the shareholders of Ayotte Music Inc was changed to June 26th, 2002.

AYOTTE MUSIC INC.
QUARTERLY REPORT PERIOD ENDED MARCH 31, 2002
Schedule B
(Prepared by Management without Audit)
--------------------------------------------------------------------------------


SUPPLEMENTARY INFORMATION
-------------------------

1.   For the Current Fiscal Year-to-Date:

     For information on Marketing Expenses, General and Administrative expenditures please refer to Schedule A. There are no deferred costs.

     There are no Cost of Goods for the quarter ending March 31st, 2002

     For information on Related Party Transactions, refer to "Notes to the Financial Statements"

2.   For the Fiscal Year-to-Date:

     a)    Options Exercised         a)  950,000 incentive stock options were
           January 18, 2002              exercised on January 18th, 2002 for
                                         Ayotte Common Shares at $0.10/share
                                         for a value of $95,000.00
     b)    Shares issued for         b)  1,000,000 shares were issued through
           cash through exercise         the exercise of warrants on March 5,
           of warrants on March          2002 at $0.15/unit for a cash value of
           5, 2002                       $150,000.

3.   As at March 31, 2002:

     a)    Authorized Capital:           An unlimited number of common shares
                                         without par value
     b)    Issued Share Capital:         16,444,000 common shares for a value
                                         of $3,414,073
     c)    Options Outstanding:          NUMBER OF SHARES   PRICE    EXPIRY DATE
                                         none
     d)    Warrants                      The Company has outstanding share
           Outstanding:                  purchase warrants to acquire shares as
                                         follows:
                                         NUMBER OF SHARES  PRICE   EXPIRY DATE
                                         ----------------  -----   -----------
                                         1,235,000         $0.80   June 14, 2002
     e)    Shares in Escrow:              None

     f)    List of Directors and
           Officers:                     Louis Eisman                 Chairman, President
                                         Michael Fugman               Chief Financial Officer
                                         Donald F. Mazankowski Jr.    Secretary, General Manager

AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT PERIOD ENDED MARCH 31, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

DESCRIPTION OF BUSINESS

Ayotte Music Inc. registered office is located at Suite 2200 - 1055 West Hastings Street, Vancouver, BC, V6E 2E9.

On January 4, 2002 the shareholders of the company approved a special resolution for the sale of the Ayotte's core business of manufacturing and distribution of drums and related products to Shetland Enterprises Ltd. pursuant to the agreement between Ayotte and Shetland dated November 30th, 2001, effective January 1st, 2002.

Ayotte is presently in the process of a reverse takeover transaction with Verb Exchange Inc. The transaction will be structured as a statutory plan of arrangement and is subject to a number of conditions that include shareholder and exchange approval.

As such Ayotte Music Inc has no operating business at this time.


DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

TO MARCH 31, 2001
-----------------

Legal and Accounting expenses for the quarter were $88,998 compared to $87,047 for the quarter ending February 28, 2001. Management and consulting fees and expenses of $52,243 were paid for the continuing management of the company.

On January 4th, 2002 the Company held the 2001 Annual General Meeting of the Shareholders of Ayotte Music Inc. (the "Corporation").

The following business was completed:
          - The Annual Report of the Corporation and the financial statements of the Corporation for the fiscal year ending February 28th, 2001 together with the report of the Auditors were presented to the shareholders.
          - The Board of Directors, consisting of Louis Eisman, Michael Fugman and Don Mazankowski Jr., were elected for the ensuing year.
          - A Special Resolution was passed approving the sale of the Corporation's core business of manufacturing and distributing drums and related products pursuant to the Agreement dated November 30, 2001.

A Special Resolution was passed to change the name of the Corporation to such a name that in the discretion of the Corporation's Board of Directors is determined to be appropriate and which relevant regulatory body having jurisdiction may accept as a result of the assignment of the current name of the Corporation to the purchaser of the business pursuant to the Agreement dated November 30, 2001.

On January 14th, 2002, the Company announced the finalization and closing of its transaction with Shetland Enterprises for the sale of the Corporation's assets in connection with the Corporation's core business of manufacturing and distribution of drums and related products pursuant to the agreement between the Corporation and the Purchaser dated November 30th, 2001. This agreement was approved as a special resolution by the Shareholders at the Corporation's Annual General Meeting on January 4th, 2002

On Thursday, February 7, 2002 Ayotte Music Inc., (AYO) shares resumed trading on the CDNX under the existing symbol AYO.

AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT PERIOD ENDED MARCH 31, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

On February 15, 2002 - Ayotte Music Inc. (the "Company") announced that in conjunction with its previously announced reverse take-over transaction with Verb Exchange Inc. ("Verb"), it is undertaking a private placement of up to 4,500,000 special warrants at $0.16 per special warrant, for proceeds of $720,000. Each special warrant will entitle the holder to acquire one common share of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to acquire an additional common share of the Company at $0.16 for a period of one year from the closing date of the financing. The private placement will be completed by directors and officers of the Company, together with members of their families, close friends and other eligible sophisticated purchasers.

The proceeds of the private placement are intended to be advanced by the Company to Verb under Verb's existing credit facility with the Company, against Verb's monthly cash flow budget.

The Company has agreed to file a prospectus qualifying the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received within 120 days of the closing date, the special warrants will be convertible into 1.1 common shares and 1.1 share purchase warrants.

The private placement and the advance of the proceeds to Verb are subject to the prior approval of the Canadian Venture Exchange.

On March 5, 2002, 1,000,000 Warrants were exercised for a cash consideration of $0.15 / share for a total amount of $150,000.


SUBSEQUENT EVENTS

Subsequent events that have occurred since the end of the period;

     (e) On April 18, 2002, Ayotte Music Inc advised that it would be holding an Annual General and Special Meeting of Shareholders. The meeting date is June 21st, 2002 and the location is to be Vancouver, BC. The Record date is May 14th, 2002.

     (f) On April 24, 2002, Ayotte Music Inc. announced that it has raised $720,040 through the issuance of 4,500,624 special warrants (the "Special Warrants") at a price of $0.16 per Special Warrant (the "Private Placement"). Subject to the approval of the TSX Venture Exchange, the proceeds of the Private Placement are intended to be advanced by Ayotte to Verb Exchange Inc. ("Verb") under an existing credit facility (the "Credit Facility"). To date $1,323,000 has been advanced by Ayotte to Verb under the Credit Facility. Any further funds advanced to Verb are to be used to further build Verb's sales and marketing initiatives.

          The intended advances by Ayotte to Verb are to be made against an agreed upon cash flow budget pending completion of the previously announced reverse takeover transaction between the two companies. Ayotte and Verb have convened meetings of their shareholders on June 21, 2002, in order to consider and approve the proposed reverse takeover transaction. In connection with the reverse takeover transaction with Verb, Ayotte will also be seeking the approval of its shareholders, among other things, to a consolidation of its share capital on a 5 for 1 basis.

          Each Special Warrant issued pursuant to the Private Placement entitles the holder thereof to acquire one common share of Ayotte and one share purchase warrant (the "Warrant"). Each Warrant is exercisable for a period of one year and entitles the holder thereof to acquire an additional common share of Ayotte at a price of $0.16 per share.

          Ayotte has agreed to file a prospectus to qualify the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received from applicable securities regulators within 120 days of closing of the Private Placement, the Special Warrants will be convertible to 1.1 common shares of Ayotte and 1.1 share purchase warrants.

AYOTTE MUSIC INC.
MANAGEMENT DISCUSSION                                                 Schedule C
QUARTERLY REPORT PERIOD ENDED MARCH 31, 2002
(Prepared by Management without Audit)
--------------------------------------------------------------------------------

     (g) On May 21, 2002 Ayotte Music Inc. announced that it has entered into a Plan of Arrangement with Verb Exchange Inc. ("Verb") in connection with the previously announced reverse takeover transaction between the two companies. Ayotte and Verb have convened meetings of their shareholders on June 21, 2002 in order to consider and approve the proposed Plan of Arrangement.

          Pursuant to the Plan of Arrangement, Ayotte will consolidate its shares on a 5 for 1 basis and will issue an aggregate of 5,152,925 post-consolidation common shares to acquire all of the issued and outstanding common shares and special warrants of Verb. The number of shares issuable by Ayotte will be reduced in certain circumstances, including if Verb has in excess of US $200,000 in liabilities as at the closing date, other than liabilities relating to the transaction. The Plan of Arrangement also provides for the issuance of an aggregate of 1,387,000 share purchase warrants of Ayotte in exchange for existing warrants of Verb. The warrants are exercisable at various prices from CDN $0.80 to US $5.00, expiring on various dates prior to the end of 2003.

          Ayotte also announced that it has engaged Thomson Kernaghan & Co. Limited to act as lead agent in connection with a private placement of special warrants, for gross proceeds of approximately $2,000,000. The price of the special warrants will be determined in context of the market at the time that the placement is being offered for sale. It is contemplated that the special warrants to be issued will be exercisable, for no additional consideration, into one (1) post-consolidation share and one-half of one share purchase warrant, exercisable for a period of one year. The terms of the placement will be announced once finalized.

     (h) On May 27, 2002, Ayotte Music Inc advised that it would be changing the date of the Annual General and Special Meeting of Shareholders to June 26th, 2002 in the city of Vancouver British Columbia.


LIQUIDITY AND SOLVENCY

The company remains in a position to meet ongoing financial obligations as they become due with working capital of $8,320 plus the $720,040 raised in the private placement of Special Warrants that closed on April 24th, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AYOTTE MUSIC INC.
                                                 (Registrant)



Date:  June 3, 2002                         By:       /s/    Don Mazankowski
                                                 -------------------------------
                                                 General Manager